Exhibit 99.1

MIRACLE MEDIA PRODUCTION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Director and Shareholders of
Miracle Media Production Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Miracle Media Production Limited (the “Company”) as of March 31, 2023 and 2024, and the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the two-years period ended March 31, 2023 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2024, and the results of its operations and its cash flows in each of the years for the two-years period ended March 31, 2023 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2025.

San Mateo, California
May 2, 2025

MIRACLE MEDIA PRODUCTION LIMITED
STATEMENTS OF FINANCIAL POSITION

		As of March 31,
	Note	2023	2024
		HK$	HK$	US$
ASSETS
Current assets
Trade and other receivables	4	37,000	1,275,409	162,972
Cash and bank balances	5	15,600	6,751	863
Total current assets		52,600	1,282,160	163,835

Total assets		52,600	1,282,160	163,835

LIABILITIES AND EQUITY
Current liabilities
Other payables	6	5,133,703	199,381	25,477
Contract liabilities	7	53,760	119,682	15,293
Total current liabilities		5,187,463	319,063	40,770

Total liabilities		5,187,463	319,063	40,770

Equity attributable to owners of the Company
Share capital	8	1,000,000	1,000,000	127,781
Accumulated losses		(6,134,863)	(4,964,697)	(634,393)
Capital reserve	9	-	4,927,794	629,677
Total equity		(5,134,863)	963,097	123,065

Total liabilities and equity		52,600	1,282,160	163,835

The accompanying notes are an integral part of these financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended March 31,
	Note	2023	2024
		HK$	HK$	US$
Revenue	10	1,959,102	11,281,451	1,441,553
Cost of sales		(1,178,997)	(5,956,669)	(761,148)
Gross profit		780,105	5,324,782	680,405

Other income	11	367	-	-
General and administrative expenses		(1,147,165)	(4,154,616)	(530,880)

(Loss)/Profit from operations, representing (loss)/profit before income tax		(366,693)	1,170,166	149,525
Income tax expense	12	-	-	-
(Loss)/Profit for the year, representing total comprehensive (loss)/income for the year		(366,693)	1,170,166	149,525

The accompanying notes are an integral part of these financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Accumulated losses	Capital reserve	Total equity
		HK$	HK$	HK$	HK$

Balance at April 1, 2022		1,000,000	(5,768,170)	-	(4,768,170)
Loss for the year, representing total comprehensive loss for the year		-	(366,693)	-	(366,693)
Balance at March 31, 2023		1,000,000	(6,134,863)	-	(5,134,863)
Profit for the year, representing total comprehensive income for the year		-	1,170,166	-	1,170,166
Waiver of shareholder’s loan	9	-	-	4,927,794	4,927,794
Balance at March 31, 2024		1,000,000	(4,964,697)	4,927,794	963,097
Balance at March 31, 2024 (US$)		127,781	(634,393)	629,677	123,065

The accompanying notes are an integral part of these financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
STATEMENTS OF CASH FLOWS

		Year ended March 31,
	Note	2023	2024
		HK$	HK$	US$
Cash flows from operating activities
(Loss)/Profit before income tax		(366,693)	1,170,166	149,525

Adjustments for:
Bad debts written off		30,395	-	-
Operating cash flows before working capital changes		(336,298)	1,170,166	149,525

Changes in working capital:
Change in trade and other receivables		(37,000)	(1,238,409)	(158,245)
Change in contract liabilities		53,760	119,682	15,293
Change in other payables		15,001	114,621	14,647
Net cash (used in)/generated from operating activities		(304,537)	166,060	21,220

Cash flows from financing activity
Advance from/(Repayment to) the holding company		310,688	(174,909)	(22,350)
Net cash generated from/(used in) financing activity		310,688	(174,909)	(22,350)

Net change in cash and bank balances		6,151	(8,849)	(1,130)
Cash and bank balances at beginning of year		9,449	15,600	1,993
Cash and bank balances at end of year	5	15,600	6,751	863

The accompanying notes are an integral part of these financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1.	Overview

Miracle Media Production Limited (the “Company” or “Miracle Media”) was incorporated in Hong Kong on September 21, 2017. The principal place of business of the Company is 2303, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. The Company is engaged in the provision of printing, translation, production and maintenance services in Hong Kong. There have been no significant changes in the nature of these activities during the years ended March 31, 2023 and 2024.

2.	Material accounting policy information

2.1	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS that are relevant to its operations and effective for annual periods beginning on or after April 1, 2023. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS. The adoption of these new or amended IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from provision of printing, translation and production services

Printing, translation and production services require the Company’s expertise in typesetting, design, layout, artwork, translation and printing. Revenue for these services is recognized at a point in time upon electronic delivery of the finished deliverable to the customer. No element of financing is deemed present as typical payment terms range from 30 to 60 days from the date of issuance of invoice.

Revenue from supporting and maintenance services

Revenue from supporting and maintenance services comprised of supporting service fee for financial communications services and web hosting and maintenance services is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance over time. Such income is recognized on a straight-line basis over the contract period when the relevant services are rendered. No element of financing is deemed present as typical payment terms range from 30 to 60 days from the date of issuance of invoice.

A contract asset represents the Company’s right to consideration in exchange for services that the Company has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Company’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Company’s obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

2.3	Convenience translation

Translations of amounts in the statements of financial position, statements of profit or loss and other comprehensive income, and statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$7.8259, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on March 29, 2024, respectively. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.4	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the sole director who is responsible for allocating resources and assessing performance of the operating segment.

For the purpose of internal reporting and management’s operation review, the sole director does not segregate the Company’s business by product or service lines. Hence, the Company has only one reportable operating segment. In addition, the Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s assets and liabilities are substantially located in Hong Kong, substantially all income is earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

2.5	Financial instruments

Financial assets

Classification and measurement

The Company classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (“FVOCI”); and

●	Fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and bank balances and trade and other receivables.

There are three subsequent measurement categories, depending on the Company’s business model for managing the assets and the cash flow characteristics of the asset:

●	Amortized cost: Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

●	FVOCI: Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in Other Comprehensive Income (“OCI”) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

●	FVPL: Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other gains and losses”.

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.6	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

2.7	Income tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiary except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiary only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.8	Trade receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.9	Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.10	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost

2.11	Employee benefits

Defined contribution plans

The Company operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) set up pursuant to the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Company in an independently administrated fund. The Company’s employer contributions vest fully with the employees when contributed to the MPF Scheme, except for the Company’s employer voluntary contributions, which are refunded to the Company when the employee leaves employment prior to vesting fully in the contributions, in accordance with the rules of the MPF Scheme.

The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.12	Cash and bank balances

Cash and bank balances in the statements of financial position comprise cash at bank which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.14	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial years are discussed below.

Deferred taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Where taxable profits are expected in the foreseeable future, deferred tax assets are recognized on the unutilized tax losses.

4.	Trade and other receivables

	As of March 31,
	2023	2024
	HK$	HK$	US$
Trade receivables – third parties	-	1,275,409	162,972
Deposit	37,000	-	-
	37,000	1,275,409	162,972

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 60 days (2023: 30 to 60 days) credit terms.

Trade and other receivables are all denominated in Hong Kong dollar.

5.	Cash and bank balances

	As of March 31,
	2023	2024
	HK$	HK$	US$
Cash at bank	15,600	6,751	863

Cash and bank balances are all denominated in Hong Kong dollar.

6.	Other payables

	As of March 31,
	2023	2024
	HK$	HK$	US$

Amount due to holding company	5,102,703	-	-
Accruals	31,000	199,381	25,477
	5,133,703	199,381	25,477

The amount due to holding company is non-trade in nature, unsecured, non-interest bearing and payable on demand. On March 31, 2024, the outstanding balance due to holding company amounted to HK$4,927,794 (US$629,678) have been unconditionally and irrevocably waived.

Accruals consist of the accrued staff costs and professional fees.

Other payables are all denominated in Hong Kong dollar.

7.	Contract liabilities

The movement in contract liabilities was as follows:

	As of March 31,
	2023	2024
	HK$	HK$	US$
At beginning of the financial year	-	53,760	6,869
Receipt from customers	68,260	231,324	29,559
Revenue recognized during the year	(14,500)	(165,402)	(21,135)
At end of the financial year	53,760	119,682	15,293

The contract liabilities primarily related to the Company’s obligation to transfer services to customers for which the Company has received advances from customers for supporting and maintenance services. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advance.

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at March 31, 2023 and 2024 may be recognized as revenue in the next reporting periods as follows:

	March 31, 2024	March 31, 2025
	HK$	HK$
Unsatisfied and partially unsatisfied performance obligations as at:
March 31, 2024	-	119,682
March 31, 2023	49,460	4,300

8.	Share capital

	Number of shares	Share capital
		HK$	US$
Ordinary shares issued and fully paid
Balance at April 1, 2022, March 31, 2023 and 2024	1,000,000	1,000,000	127,781

The Company was incorporated in Hong Kong on September 21, 2017, with 1,000,000 ordinary shares. The holders of the ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share of the Company.

9.	Capital reserve

Capital reserve is non-distributable and represents the deemed capital injection arising from the waiver of payable to holding company on March 31, 2024.

10.	Revenue

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
Point in time:
Printing, translation and production	1,295,602	3,687,729	471,221

Over time:
Supporting and maintenance services	663,500	7,593,722	970,332
	1,959,102	11,281,451	1,441,553

11.	Other income

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
Interest income	367	-	-

12.	Income tax expense

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
Current year	—	—	—

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and (loss)/profit before income tax presented in the financial statements:

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
(Loss)/Profit before income tax	(366,693)	1,170,166	149,525
Income tax calculated at the Hong Kong statutory tax rate of 16.5%	(60,504)	193,077	24,672
Tax relief of 8.25% on the first HK$2 million	-	-	-

Tax effect of:
Utilization of previously unrecognized deferred tax assets	-	(193,077)	(24,672)
Deferred tax assets not recognized	60,504	-	-
Income tax expense	-	-	-

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unrecognized tax losses of approximately HK$6,021,000 and HK$4,851,000 (US$619,865) as of March 31, 2023 and 2024, respectively, which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The above deferred tax assets for the tax losses have not been recognized as the future profit streams are not probable against which the deductible temporary difference can be utilized. The tax losses have no expiry date.

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

13.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the chief operating decision maker for the purpose of resource allocation and performance assessment.

The chief operating decision maker, who is the sole director, makes resource allocation decisions based on internal management functions and assesses the Company’s business performance as one integrated business instead of separate business lines. Accordingly, the Company has only one operating segment, which is the provision of printing, translation, production and maintenance services.

The Company’s non-current assets are based in Hong Kong.

The Company’s revenue is derived from Hong Kong.

14.	Significant related party transaction and balances

The following significant transactions were carried out between the Company and its related parties during the years ended March 31, 2023 and 2024.

(a)	Names and relationships with related parties

The following table sets forth the related parties which have major transactions with the Company during the years ended March 31, 2023 and 2024:

Name of related parties	Relationship with the Company

M Digital Partners Company Limited (“MD Partners”)	A Controlling Shareholder of the Company

(b)	Significant transactions with related parties

		Year ended March 31,
	Nature	2023	2024
		HK$	HK$	US$
MD Partners	Provision of management services fees	530,000	7,578,414	968,376
	Loan waiver	-	4,927,794	629,677

Management services fees

For the years ended March 31, 2023 and 2024, MD Partners provided a wide spectrum of services to the Company, including but not limited to (i) general and administrative services, (ii) IT support, (iii) manpower support, (iv) marketing services, and (v) production services.

Loan waiver

On March 31, 2024, MD Partners, the holding company, and the Company entered into an agreement to unconditionally and irrevocably waive the amount due to them.

(c)	Significant balance with related parties

		Year ended March 31,
	Nature	2023	2024
		HK$	HK$	US$
MD Partners	Amount due to holding company	5,102,703	-	-

Key management compensation

Key management personnel is the sole director who has authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The director did not receive any remuneration during the reporting year.

15.	Financial risks management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk).

The director reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained the Company’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 60 days past due in making contractual payment.

The Company determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 365 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s internal credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing ECL
I	Counterparty has a low risk of default and does not have any past-due amounts.	12 month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL — credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

March 31, 2024	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	II Note 1	Lifetime ECL (Simplified)	1,275,409	-	1,275,409	162,972
Cash and bank balances	I Note 3	12 – month ECL	6,751	-	6,751	863
			1,282,160	-	1,282,160	163,835

March 31, 2023	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Other receivables	I Note 2	12 – month ECL	37,000	-	37,000	4,728
Cash and bank balances	I Note 3	12 – month ECL	15,600	-	15,600	1,993
			52,600	-	52,600	6,721

Trade receivables (Note 1)

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Company has identified the country’s risk in which it provides services to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
Not past due	-	381,804	48,787
< 30 days	-	453,765	57,982
31 days to 60 days	-	-	-
61 days to 90 days	-	-	-
91 days to 120 days	-	24,000	3,067
>120 days	-	415,840	53,136
	-	1,275,409	162,972

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and bank balances (Note 3)

Cash and bank balances are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	Year ended March 31,
	2023	2024
	HK$	HK$	US$
Customer A	984,002	-	-
Customer B	649,000	2,658,000	346,669
Customer C	-	4,527,675	578,550

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations and shareholder’s loan.

The Company maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

The table below analyses the Company’s financial liabilities into relevant maturity Company based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As of March 31,
	2023	2024
	HK$	HK$	US$
Within one year or on demand
Other payables	5,133,703	199,381	25,477

Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes risk from volatility of foreign exchange rates (foreign currency risk).

Foreign currency risk

The Company’s financial assets and liabilities are substantially denominated in HK$ and US$. Since HK$ are pegged to the US$, the Company considers the foreign exchange risk of US$ financial assets and liabilities to the Company is not significant.

16.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

17.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	As of March 31,
	2023	2024
	HK$	HK$	US$
Financial assets measured at amortized cost
Trade and other receivables	37,000	1,275,409	162,972
Cash and bank balances	15,600	6,751	863
	52,600	1,282,160	163,835

Financial liabilities measured at amortized cost
Other payables	5,133,703	199,381	25,477

18.	Capital management

The Company manages their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the statements of changes in equity.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended March 31, 2023 and 2024.

19.	Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

20.	Events after reporting period

The Company has assessed all events from March 31, 2024, up through May 2, 2025 which is the date that these financial statements are available to be issued, there are no any material subsequent events that require disclosure in these financial statements except below.

On November 20, 2024, Vision Access Enterprises Limited (as purchaser) has entered into an agreement for sale and purchase with MD Partners (as vendor), pursuant to which MD Partners agreed to sell and Vision Access Enterprises Limited agreed to purchase the shares representing 90% of the issued and outstanding capital of Miracle Media (as target). The acquisition was completed on November 21, 2024.

On February 26, 2025, Powell Max Limited (as purchaser) has entered into an agreement for sale and purchase with Vision Access Enterprises Limited and MD Partners (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and Powell Max Limited agreed to purchase the shares representing all of the issued and outstanding capital of Miracle Media (as target) and all of the outstanding amounts owed by Miracle Media to Vision Access Enterprises Limited. Miracle Media is principally engaged in the provision of printing, translation, production and maintenance services in Hong Kong. The acquisition was completed on February 28, 2025.